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FILE NO.
82 - 34708

October 17, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commissio[redacted]
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549

03032706

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Official Minutes of the Extraordinary General Meetings of Shareholders and Preferred Shareholders of the Company, both held on October 6, 2003 in Amsterdam; and
2. Amended extract from the Trade Register in Amsterdam for the Company, dated October 8, 2003 (in Dutch and accompanied by the English translation), with an explanatory "Annex".

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

dlw 10/22

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls.
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\20th subm 10-17-03fdx.com

MINUTES

of an extraordinary general meeting

of shareholders of

SPL WorldGroup B.V.,

having its corporate seat in Amsterdam,

(hereinafter referred to as: the "Company")

held on October 6, 2003 in Amsterdam.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 3,309,485 shares are represented at the meeting, constituting approximately 24.2 % of the entire issued share capital.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. The proposal to accept the resignation of Mr. Lewis Folb as a director of the Company and the full and final discharge of his duties and for any acts of management as a director.

FILE NO.
82 - 34708

2. The proposal to elect to the Board of Directors of the Company Mr. Len Israelstam as the nominee receiving votes as Inside Director in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, as amended.

3. The proposal to approve the cancellation of a total of 11,445 shares of the Company's Series B common shares repurchased by the Company from Eyal Lebedinsky.

4. The proposal to authorize each lawyer of Baker & McKenzie, Amsterdam, to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda, being the proposal to accept the resignation of Mr. Lewis Folb as a director of the Company and the full and final discharge of his duties and for any acts of management as a director. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second item on the agenda, being the election to the Board of Directors of Mr. Len Israelstam. The chairman informed the meeting that Mr. Len Israelstam was the only nominee for Inside Director and therefore proposed to elect Mr. Israelstam to the Board of Directors. The chairman put this proposal to a vote and observed that 3,269,485 votes were cast in favour of the proposal and 40,000 votes were cast against the proposal. The chairman informed the meeting that this proposal is therefore accepted.

Subsequently the chairman moved to the third item on the agenda, being the proposal to approve the cancellation of 11,445 Series B common shares of the Company's capital stock, repurchased by the Company from Eyal Lebedinsky. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

FILE NO.
82 - 34708

Then the chairman moved to the fourth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie, Amsterdam, to take whatever actions are necessary to consummate the cancellation of 11,445 Series B common shares. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, October 6, 2003.

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, OCTOBER 6, 2003

Name	# Shares	Proxy	Date of Proxy
Zolezzi, R.	25960	Yes	September 22, 2003
Wachovia Securities (2 accounts held for R. Zolezzi)	21230	Yes	September 22, 2003
Stichting SPL WorldGroup Employee Stock	614738	Yes	September 22, 2003
Thomas, J.	5000	Yes	September 22, 2003
Standard Bank Nominees (C.I.) Ltd.	307266	Yes	September 22, 2003
TCV LP	713970	Yes	September 23, 2003
TCV CV	56540	Yes	September 23, 2003
TCV II VOF	18904	Yes	September 23, 2003
TCV II CV	88856	Yes	September 23, 2003
TCV II LP	581978	Yes	September 23, 2003
TCV II (Q) LP	447431	Yes	September 23, 2003
TCV II Strategic Partners LP	79397	Yes	September 23, 2003
McKenzie, A.	226415	Yes	September 25, 2003
Topper, E.	2000	Yes	September 25, 2003
Josephson, J.	2000	Yes	September 26, 2003
Carlitz, T.	40000	Yes	September 30, 2003
Maguire, J.	77800	Yes	September 30, 2003

TOTAL	3309485

FILE NO.
82 - 34708

MINUTES

of an extraordinary general meeting

of preferred shareholders of

SPL WorldGroup B.V.,

having its corporate seat in Amsterdam,

(hereinafter referred to as: the "Company")

held on October 6, 2003 in Amsterdam.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 1,305,530 preferred shares are represented at the meeting, constituting approximately 76.0 % of the entire issued share capital.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. The proposal to accept the resignation of Mr. Lewis Folb as a director of the Company and the full and final discharge of his duties and for any acts of management as a director.

FILE NO.
82 - 34708

2. The proposal to elect to the Board of Directors of the Company Mr. Len Israelstam as the nominee receiving votes as Inside Director in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000, as amended.

3. The proposal to approve the cancellation of a total of 11,445 shares of the Company's Series B common shares repurchased by the Company from Eyal Lebedinsky.

4. The proposal to authorize each lawyer of Baker & McKenzie, Amsterdam, to take whatever actions are necessary to consummate the above-mentioned cancellation of Series B common shares.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda, being the proposal to accept the resignation of Mr. Lewis Folb as a director of the Company and the full and final discharge of his duties and for any acts of management as a director. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second item on the agenda, being the election to the Board of Directors of Mr. Len Israelstam. The chairman informed the meeting that Mr. Len Israelstam was the only nominee for Inside Director and therefore proposed to elect Mr. Israelstam to the Board of Directors. The chairman put this proposal to a vote and observed that the shareholders unanimously accepted the proposal.

Subsequently the chairman moved to the third item on the agenda, being the proposal to approve the cancellation of 11,445 Series B common shares of the Company's capital stock, repurchased by the Company from Eyal Lebedinsky. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the fourth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie, Amsterdam, to take whatever actions are necessary to consummate the cancellation of 11,445 Series B common shares. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, October 6, 2003.

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST EXTRAORDINARY GENERAL MEETING OF PREFERRED SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, OCTOBER 6, 2003

Name	# Shares	Proxy	Date of Proxy
TCV LP	674590	Yes	September 23, 2003
TCV CV	53420	Yes	September 23, 2003
TCV II VOF	8908	Yes	September 23, 2003
TCV II CV	41878	Yes	September 23, 2003
TCV II LP	274274	Yes	September 23, 2003
TCV II (Q) LP	210866	Yes	September 23, 2003
TCV II Strategic Partners LP	37414	Yes	September 23, 2003
Topper, E.	2000	Yes	September 25, 2003
Josephson, J.	2000	Yes	September 26, 2003

TOTAL	1305350

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

SUPPL

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

Rechtspersoon:	
Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.949,93 ....
Gestort kapitaal	:EUR 745.949,93 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:	
Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 08-10-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Peirce, Roger Leland ....
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten . van Amerika ....
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, .. Ver. Staten van Amerika ....
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

38,32

Haarlem, 08-10-2003

Voor uittreksel

mw. K.P. Van Westbroek-Negenman

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82-34708

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.949,93
Paid up capital	:EUR 745.949,93
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 08-10-2003 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Peirce, Roger Leland
Date and place of birth	:13-08-1943, Longview, Washington, United States of America
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, United States of America
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised

Issued by the chamber of commerce

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

41,00 Haarlem, 08-10-2003

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: October 8, 2003

Change registered with the Trade Register as evidenced by this extract:

- resignation of Lewis Folb as Managing Director, registered with the Trade Register by means of filing a Form 16.